Exhibit 6.17

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

Loan Agreement

This Loan Agreement (hereinafter referred to as the “Agreement”) is entered into as of 15 September 2021, by and between Oleksiy Lyubynskyy, with a mailing address of XXXXXXXXXX (hereinafter referred to as the “Shareholder”) and Rentberry, Inc., with a mailing address of 201 Spear Street, Suite 1100, San Francisco, CA 94105 (hereinafter referred to as the “Corporation”), collectively referred to as the “Parties,” both of whom agree to be bound by this Agreement.

BACKGROUND:

A. The Corporation is duly incorporated in Delaware.

B. The Shareholder holds shares in the Corporation and Corporations agrees to loan certain monies to the Shareholder.

IN CONSIDERATION OF the Corporation providing the Loan to the Shareholder, and the Shareholder repaying the Loan to the Corporation, both parties agree to keep, perform, and fulfill the promises, conditions, and agreements below:

1. Loan Amount and Interest. The Corporation promises to loan $115,000.00 to the Shareholder (hereinafter referred to as the “Loan”) and the Shareholder promises to repay this principal amount to the Corporation at such address as may be provided in writing, with interest payable on the unpaid principal at the rate of 0.1% per annum, calculated yearly not in advance.

2. Payment. The Loan is repayable in full on 31 December 2025. At any time while not in default under this Agreement, the Shareholder may pay the outstanding balance then owing under this Agreement to the Corporation without further bonus or penalty.

3. Default. Notwithstanding anything to the contrary in this Agreement, if the Shareholder defaults in the performance of any obligation under this Agreement, then the Corporation may declare the principal amount owing under this Agreement at that time to be immediately due and payable.

4. Costs. All costs, expenses, and expenditures including, and without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Shareholder, will be added to the principal then outstanding and will immediately be paid by the Shareholder.

5. Amendments. This Agreement may only be amended or modified by a written instrument executed by both the Corporation and the Shareholder.

6. Severability. The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

7. Governing Law. The Parties agree that this Agreement shall be additionally governed by the laws of Delaware.

The Parties agree to the terms and conditions set forth above as demonstrated by their signatures as follows:

Oleksiy Lyubynskyy	Oleksiy Lyubynskyy
Shareholder’s Printed Name	Corporation’s Printed Name

Shareholder’s Signature	Corporation’s Signature

9/15/2021	9/15/2021
Date	Date